

HERITAGE
COMMERCE CORP

JCSD Partners Meeting
November 1, 2011

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) competition for loans and deposits and failure to attract or retain deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including but not limited to the allowance for loan losses; (3) risks associated with concentrations in real estate related loans; (4) changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (5) the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (6) stability of funding sources and continued availability of borrowings; (7) the effect of changes in laws and regulations with which the Company and Heritage Bank of Commerce must comply, including, but not limited to any increase in FDIC insurance premiums; (8) our ability to raise capital or incur debt on reasonable terms; (9) legal limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (10) future legislative or administrative changes to the U.S. Treasury Capital Purchase Program enacted under the Emergency Economic Stabilization Act of 2008; (11) the impact of the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 and related rules and regulations on our business operations and competitiveness, including the impact of executive compensation restrictions, which may affect our ability to retain and recruit executives in competition with other firms who do not operate under those restrictions; (12) the impact of the Dodd Frank Wall Street Reform and Consumer Protection Act signed by President Obama on July 21, 2010; (13) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (14) changes in the deferred tax asset valuation allowance in future quarters; (15) the costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (16) the ability to increase market share and control expenses; and (17) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Heritage Profile

- **Relationship Banking Strategy**
  - A community business bank headquartered in San Jose, California that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees

- **Core Clientele**
  - Closely held businesses that are small to medium in size
  - Professionals
  - High net worth individuals



- **Specialty Expertise**
  - SBA lending and loan sales
  - Cash management
  - Non-profit organizations, education, and churches
  - Homeowner associations
  - Commercial property and asset management

- **Well-positioned in three affluent counties of San Francisco Bay Area**
  - HTBK ranks fifth in deposit market share amongst regional banks headquartered in Santa County or the San Francisco East Bay[1]

(1) Market refers to Alameda, Contra Costa, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2011.

Heritage Profile (continued)

- **Attractive core deposit base**
  - Relationship banking strategy targeting small to medium sized businesses

- **Improving Credit Quality**
  - Aggressive credit risk management
  - Problem assets well managed
  - Strong ALLL to NPL's ratio
  - Balanced loan portfolio
  - Solid C & I portfolio

- **Solid capital position**

- **Improving profitability**

- **Experienced management team**

Experienced Management Team

Name	Position	Years at HTBK	Years Banking Experience
Walter T. Kaczmarek	President & CEO	6	31
Margaret A. Incandela	EVP / Chief Credit Officer	4	24
Dan T. Kawamoto	EVP / Chief Admin. Officer	2	20
Lawrence D. McGovern	EVP / Chief Financial Officer	13	28
Raymond Parker	EVP / Banking Division	6	37

- **Regional Line Managers average over 20 years of experience in market[1]**

[1]Market refers to Alameda, Contra Costa, and Santa Clara counties

Located in Economically Vibrant San Francisco Bay Area

HERITAGE
COMMERCE CORP

County	Population	Projected 5-Yr Population Growth	2010 Median Household Income	Projected 5-Yr Household Income Growth	Businesses
Santa Clara	1,824,395	4.26%	$ 98,704	14.16%	64,495
Alameda	1,522,142	2.21%	75,371	15.74%	60,215
Contra Costa	1,063,960	3.43%	82,944	16.05%	38,354
San Francisco	814,963	2.97%	76,097	16.07%	46,657
San Mateo	735,498	2.13%	95,300	16.62%	30,981
Sonoma	476,974	-0.12%	68,255	14.02%	24,588
Solano	420,493	2.07%	68,773	12.07%	13,913
Marin	257,863	2.63%	97,821	16.49%	17,724
Napa	136,592	2.34%	66,420	15.35%	7,382
California	37,983,948	3.54%	60,992	13.65%	N/A
National	311,212,863	3.85%	54,442	12.39%	N/A

Source: SNL

6

Heritage Snapshot

HERITAGE COMMERCE CORP



Marin
Walnut Creek
Contra Costa
Danville
San Francisco
Pleasanton
Alameda
Fremont
Mtn. View
San Mateo
Los Altos
San Jose
Santa Clara
Los Gatos
Morgan Hill
Santa Cruz
Gilroy

- **Financial Highlights 9/30/11**

Total Assets	$	1.3	billion
Total Loans	$	776.7	million
Total Deposits	$	1.0	billion
Total Shareholders' Equity	$	197.1	million
CPP Preferred	$	38.9	million
Tangible Common Equity	$	136.0	million
TCE/Tangible Assets		10.9%	
Tier 1 RBC Ratio		21.1%	
Total RBC Ratio		22.3%	
Loans/Deposits		77.2%	
Yield on Earning Assets(1)		4.46%	
Cost of Deposits(1)		0.34%	
Cost of Funds(1)		0.51%	
Net Interest Margin(1)		4.01%	
Efficiency Ratio(1)		72.06%	
3Q11 Net Income(1)(2)	$	4.8	million

(1) For the quarter ended 9/30/11

(2) Before dividends and discount accretion in preferred stock

Market Share

- **Attractive footprint of 10 branch locations in the San Francisco East Bay Area & Silicon Valley**
- **Ranks fifth in its market[1] amongst Independent Community Banks headquartered in the San Francisco Bay Area**

Top Regional Banks			
2011 Rank	**Bank**	**Branch Count**	**Deposits in Market ($000)**
1	Silicon Valley Bank	2	11,422,694
2	First Republic Bank	10	2,271,791
3	The Mechanics Bank	23	2,135,115
4	Fremont Bank	18	1,862,634
5	**Heritage Bank of Commerce**	**10**	**1,028,171**
6	Bridge Bank, N.A.	2	889,175
7	Avidbank	1	275,053
8	Luther Burbank Savings	1	275,029
9	Bank of Alameda	6	218,329
10	California Bank of Commerce	1	204,099

Top National Franchises			
2011 Rank	**Bank**	**Branch Count**	**Deposits in Market ($000)**
1	Wells Fargo Bank, N.A.	145	32,836,191
2	Bank of America, N.A.	128	27,185,296
3	JPMorgan Chase Bank, N.A.	110	9,250,736
4	Citibank, N.A.	64	7,811,887

Totals for Market[1]	
Branch Count	**Deposits in Market ($000)**
869	126,372,799

(1) Market refers to Alameda, Contra Costa, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2011.

2011 Tactical Initiatives

- **Improve Earnings**

  - Continue to improve net interest margin through improved loan yield and lower deposit costs: net interest margin 4.01% - 3Q11; 3.52% - 3Q10

  - Continue to reduce costs and improve efficiency ratios: 72.06% - 3Q11; 82.96% - 3Q10

- **Continue to Improve Asset Quality and ALLL**

  - Reduce NPA's: $20.5mm - 3Q11; $49.7mm - 3Q10

  - Maintain adequate coverage of ALLL/NPL: 109.25% - 3Q11; 51.62% - 3Q10

- **Stay Focused on Customer - Relationship Banking Approach**

  - Maintain solid deposit base: DDA's (noninterest bearing) 34% of total deposits at 3Q11

- **Increase C & I and SBA Market Share**

  - Introduce new loan products (Asset Based Lending and Professional Lines of Credit)

  - Add SBA sales people

  - Add key relationship officers

Q3 2011 Highlights

	3Q11	2Q11
Fifth consecutive quarter of profitability		
• Net income (Before dividends and discount accretion in preferred stock)	$4.8mm	$2.1mm
• Reduction of valuation allowance for DTA	$3.0mm	
Improved credit metrics:		
• Classified assets	$72.4mm	$76.1mm
• NPA's	$20.5mm	$24.5mm
• NPA's/ total assets	1.64%	1.94%
• ALLL / NPL's	109.25%	95.51%
Increase in noninterest-bearing demand deposits	$344.5mm	$333.2mm
Decrease in cost of deposits	0.34%	0.42%
Written Agreement removed		June 9, 2011

Strong Deposit Base (in $000's)

HERITAGE COMMERCE CORP

September 30, 2011


Demand, noninterest-bearing
Demand, interest-bearing
Savings and money market
Time deposits - under $100
Time deposits - $100 and over
Time deposits - CDARS
Time deposits - brokered

Demand, noninterest-bearing	$344,470	34.2%
Demand, interest-bearing	132,987	13.2%
Savings and money market	274,489	27.3%
Time deposits - under $100	30,858	3.1%
Core Deposits	782,804	77.8%
Time deposits - $100 and over	119,429	11.9%
Time deposits - CDARS	10,216	1.0%
Time deposits - brokered	93,685	9.3%
	$1,006,134	100.0%

Diversified Loan Portfolio (in $000's)

HERITAGE COMMERCE CORP



September 30, 2011
Commercial
CRE - Owner Occupied
CRE - Investor/Other
Land & Construction
Equity Lines
Consumer & Other

Commercial	$365,532	47.1%
CRE - Owner Occupied	161,572	20.8%
CRE - Investor/Other	149,150	19.2%
Land & Construction	36,357	4.7%
Equity Lines	51,668	6.6%
Consumer & Other	12,405	1.6%
Total	$776,684	100.0%

Improving Credit Quality (in $000's)



Selected Ratios for 3Q11:
1. NPA's / Total Assets = 1.64%
2. ALLL / NPL's = 109.25%

Excellent Capital Ratios

Total Risk-Based Capital Ratio (%)



Tier 1 Risk-Based Capital Ratio (%)



Leverage Ratio (%)



Tangible Common Equity/Tangible Assets (%)



[1] assumes conversion of Series C Preferred Stock of $19.5mm into common stock

Yields and Rates



Net Interest Margin



Total Noninterest Expense (in $000's)



Total Noninterest Expense

[1] excludes $43.2 mm impairment of goodwill in 2Q 2010

Operating Performance (in $000's)

	For the Three Months Ended:			
	3Q 2011	**2Q 2011**	**1Q 2011**	**4Q 2010**
Interest Income	$13,020	$13,015	$12,986	$13,168
Interest Expense	1,320	1,543	1,790	2,221
Net Interest Income	11,700	11,472	11,196	10,947
Provision for Loan Losses	1,515	955	770	1,050
Net Interest Income after Provision for Loan Losses	10,185	10,517	10,426	9,897
Noninterest Income	1,912	2,170	1,917	2,443
Noninterest Expense	9,809	9,472	10,431	10,129
Income Before Income Taxes	2,288	3,215	1,912	2,211
Income Tax Expense (Benefit)	(2,529)	1,129	331	506
Net Income	**4,817**	**2,086**	**1,581**	**1,705**
Dividends and Discount Accretion on Preferred Stock	(532)	(604)	(596)	(606)
Net Income Allocable to Common Shareholders	**$4,285**	**$1,482**	**$985**	**$1,099**
Diluted Income Per Common Share	**$0.13**	**$0.05**	**$0.03**	**$0.03**

Growth Opportunities

- **Increase market share in current locations**
  - Regional managers with over 20 years experience in market
  - New lender opportunities

- **Regional office expansion in the San Francisco Bay Area**
  - Hire loan teams

- **M & A – Community banks in the San Francisco Bay Area**
  - 32 banks with assets < $500 million
  - 12 banks located in current footprint of Alameda, Contra Costa, and Santa Clara counties

Positioned for Growth

- **Strong capital**
  - 22.3% total risk-based capital ratio

- **Good liquidity position**
  - $326.7 million excess funds at FRB and unpledged securities
  - 77.2% loan to deposit ratio

- **Significantly improved credit quality**
  - 1.64% nonperforming assets to total assets
  - Balanced loan portfolio with real estate well under all regulatory guidelines

- **Profitable operations**
  - 5 consecutive quarters of net income

Positioned for Growth (continued)

HERITAGE
COMMERCE CORP

- **Highly experienced relationship managers**
  - 20 years experience of Regional Managers in market

- **Good locations and markets with solid market share among community banks**
  - 10 branch locations
  - Fifth in deposits market amongst independent community banks
  - San Francisco and San Jose combined MSA's are second in household income greater than $200mm
  - Strong name recognition in market

- **Experienced executive management team**
  - Opening new locations
  - M & A

Contact Information



Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK

Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Margaret A. Incandela
Executive Vice President
Chief Credit Officer
408.792.4029

Dan T. Kawamoto
Executive Vice President
Chief Administrative Officer
408.534.4935

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562

Raymond Parker
Executive Vice President
Banking Division
408.494.4534